OMB APPROVAL
OMB Number: 3235-0145

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Hudson Valley Holding Corp.
(Name of Issuer)
Common Stock, Par Value $.20 Per Share
(Title of Class of Securities)

444172100
(CUSIP Number)
James J. Veneruso
35 East Grassy Sprain Road, Suite 400, Yonkers, NY 10710
(914) 961-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box ☐ .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 444172100

1	NAME OF REPORTING PERSON James J. Veneruso
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 328,571
	8	SHARED VOTING POWER 659,047
	9	SOLE DISPOSITIVE POWER 328,571
	10	SHARED DISPOSITIVE POWER 659,047
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 987,618
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 2 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on April 6, 2006 by the Reporting Person with respect to the common stock, par value $.20 per share (the “Common Stock”), of Hudson Valley Holding Corp., a New York corporation (the “Issuer”), as amended by Amendment No. 1 filed with the SEC on January 4, 2011 (as amended, the “Schedule 13D”).  Except as indicated in this Amendment No. 2, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 4.    Purpose of Transaction.

This Amendment No. 2 reports a decrease in the percentage of the Reporting Person’s beneficial ownership of the Issuer since the filing of Amendment No. 1.

On April 21, 2011, 246,052 shares of Common Stock held by the Josephine Abplanalp Irrevocable Retained Annuity Trust u/a/d April 21, 2010 (the “GRAT”), the holdings of which are deemed indirectly beneficially owned by the Reporting Person who is sole trustee, were transferred for no consideration to The Josephine Abplanalp Revocable Living Trust f/b/o Marie A. Holcombe (the “MH Trust,” the trustees of which are Josephine Abplanalp, Marie A. Holcombe and the Reporting Person).  The Reporting Person is not deemed to indirectly beneficially own the holdings of the MH Trust.  The transfer occurred pursuant to the terms of the GRAT which provides for annual distributions to the MH Trust as primary beneficiary during the term of the GRAT.

In addition, on January 18, 2011, 1,070 shares of Common Stock were transferred for no consideration to two trusts for the benefit of the daughters of Gregory F. Holcombe and Marie A. Holcombe (“Trust I” and “Trust II”) for which the Reporting Person serves as a co-trustee with Marie A. Holcombe.

Item 5.    Interest in Securities of the Issuer.

(a) – (b) The table below sets forth the information required in (a) and (b) of this Item 5:

Number of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership Percentage
987,618	328,571	659,047	328,571	659,047	5.6%

The Reporting Person holds 8,129 shares of Common Stock directly and 16,494 shares in an IRA.  The Reporting Person holds sole voting and dispositive power over the foregoing shares, as well as the 303,948 shares of Common Stock held by the GRAT.

In addition, the Reporting Person holds shared voting and dispositive power over the following shares of Common Stock: 11,774 held jointly with his spouse, 520,000 shares held by Eldred Preserve, LCC, 4,492 shares held in irrevocable trusts for the benefit of the daughters of Gregory F. Holcombe and Marie A. Holcombe, 1,367 shares held in the Gregory F. Holcombe Irrevocable Insurance Trust, 1,442 shares held in the 2004 Holcombe Family Irrevocable Trust, and 119,825 shares held in Trust I and Trust II.  The number of shares reported above also includes 147 shares of Common Stock held by the Reporting Person’s son as to which the Reporting Person disclaims beneficial ownership.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATED: September 30, 2011

/s/ James J. Veneruso
James J. Veneruso